U.S. SECURITIES & EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D - Amendment #4
Under the Securities Exchange Act of 1934

Continental Information Systems Corporation
(Name of Issuer)

Common Stock
(Title of Class Securities)

211497102
(CSUIP Number)

Mark W. Jaindl
3150 Coffeetown Road
Orefield, PA 18069
(610) 395-3333

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 26, 2001
(Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ( ).

The information required on the remainder of this cover page shall not be deemed to "file" for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.












Cusip No. 211497102
	1)	Names of Persons S.S. or I.R.S.  Identification Nos. of Above Persons:
		Frederick John Jaindl - SSN ###-##-####
_____________________________________________________

	2)	Check the Appropriate Box if a Member of a Group
		(See Instruction):
		(a)_______
		(b)___X____
____________________________________________________________
	3)	SEC Use Only____________________________________
____________________________________________________________

	4)	Source of Funds  (See Instructions):    00
____________________________________________________________

	5)	Check if Disclosure of Legal Proceedings is Required
		Pursuant to items 2 (d) or (e):  N/A
______________________________________________________________

	6)	Citizenship or Place of Organization:    U.S.
_______________________________________________________________
  	7)  	Sole Voting Power:    0
_____________________________________________________________
 	8)  	Shared Voting Power    N/ A
_____________________________________________________________
	9)  	Sole Dispositive Power:  0
_______________________________________________________________

	10)	Shared Dispositive Power     N/A
______________________________________________________________

	11)	Aggregate Amount Beneficially Owned by Each Reporting
		Person: 0 shares
_________________________________________________________________

	12)	Check if the Aggregate Amount in Row (11) Excludes
		Certain Shares (See Instructions)    N/A
_______________________________________________________________

	13)	Percent of Class Represented by Amount in Row (11)
		     0%
________________________________________________________________

	14)	Type of Reporting Person (See Instructions):  IN
________________________________________________________________




Cusip No. 211497102
1) Names of Persons S.S. or I.R.S.  Identification Nos.
of Above Persons:
		Mark Wilson Jaindl - SSN ###-##-####
_________________________________________________________________

	2)	Check the Appropriate Box if a Member of a Group
		(See Instruction): __________
		(a)_______
		(b)     X
_________________________________________________________________

	3)	SEC Use Only___________
_________________________________________________________________

	4)	Source of Funds:  PF
_________________________________________________________________

	5)	Check if Disclosure of Legal Proceedings is Required
		Pursuant to items 2 (d) or (e): Yes     No  XX
_________________________________________________________________

	6)	Citizenship or Place of Organization:  US
_________________________________________________________________
Number of  	7)  Sole Voting Power:  0
1,640,150
Shares Bene
 ________________________________________________________________
ficially
Owned by 	8)  Shared Voting Power:
    N/ A
Each Report-
________________________________________________________________
ing Person	9)  Sole Dispositive Power:  0
With____________________________________________________________

	10)	Shared Dispositive Power:
________________________________________________________________

	11)	Aggregate Amount Beneficially Owned by Each Reporting
		Person: 0 shares
_________________________________________________________________

	12)	Check if the Aggregate Amount in Row (11) Excludes
		Certain Shares    Yes     No  XX
_________________________________________________________________

	13)	Percent of Class Represented by Amount in Row (11)  0%
_________________________________________________________________

	14)	Type of Reporting Person (See Instructions): IN
________________________________________________________________


Item 1.
 .
	This Schedule 13D filing relates to the common stock, $.01 par value, of Continental Information Systems Corporation, having its principal business offices at 45 Broadway Atrium, Suite 1105, New York, NY 10006
(the "Company")

Item 2.

(a) This statement  is being filed by Frederick J. Jaindl and Mark W.Jaindl.
(b) Fred Jaindl's principal business address is Jaindl Farms, 3150 Coffeetown Road, Orefield, PA 18069. Mark Jaindl's principal business address is American Bank, 4029 W. Tilghman Street, Allentown PA 18104.

(c ) Fred Jaindl's present principal occupation is as the sole proprietor of Jaindl Farms and the principal shareholder and chief executive officer of Jaindl's Inc. Both of these businesses have their principal offices at 3150 Coffeetown Road, Orefield, PA 18069.
Mark Jaindl is the President and Chief Executive Officer of American Bank, a commercial bank whose principal business address is 4029 West Tilghman Street, Allentown
PA  18104.


(c) During the past five years neither Fred Jaindl, nor
	    Mark Jaindl have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(d) During the past five years neither Fred Jaindl, nor
	    Mark Jaindl have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was subject to a judgement, decree or final order enjoining future violations of, or
	    prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(e) Fred Jaindl and Mark Jaindl are U.S. citizens.


Item 3.

Fred Jaindl has business interests ranging from turkey farming to real estate development. In the regular course of these businesses, he borrows funds from various lenders to finance their daily operations. Since most of these businesses are structured as sole proprietorships and corporations controlled by Mr. Jaindl, he typically reinvests back into his operations most of the net profits generated by these entities or by any personal investments he routinely makes.
From time to time he recovers the equity invested in his businesses either by taking distributions from current profits or by financing assets held by one of his business entities, thereby allowing him to realize a portion of the equity accumulated in those assets without having to sell them.
The personal funds he has used and may use in the future to purchase shares of common stock of the Company have been generated from the equity and profits he accumulates in his various businesses as described above.

Fred Jaindl and Mark Jaindl have in the past borrowed funds to purchase investments or to finance their other business interests. Fred and Mark Jaindl may in the future borrow funds to purchase additional shares of the Company's common stock or to finance their other business interests, which loans may be secured by pledges of the Company's common stock.







Item 4.
Purpose of Transaction.
On December 26, 2001, Fred and Mark Jaindl entered into an
agreement with the Company (the "Agreement") pursuant to which the Company purchased all Company shares owned by the Jaindl's for a per
share purchase price of $0.685.   See Item 6 below.  As a result,
Fred Jaindl and Mark Jaindl do not own any shares of Company common stock. Effective December 19, 2001, Mark Jaindl resigned as a director of the Company.


Item 5.
 Interest
(a) Fred Jaindl and Mark Jaindl own zero shares of common stock of the Company.
(b) Fred Jaindl and Mark Jaindl have the sole voting and dispositive power of zero shares of common stock.

(c) The following transactions were effected by or on behalf of Fred and Mark Jaindl during the past sixty days:


Frederick J. Jaindl

Date Sold		No. of Shares	Price		Transaction

12/26/01	 	  592,534	      $.685		Per Agreement with Company

Mark W. Jaindl

Date Sold		No. of Shares	Price		Transaction

12/26/01	 	  100,800	      $.685		Per Agreement with Company

(d) Not applicable

(e) As of December 26, 2001, the date of the Agreement, Fred Jaindl and
		Mark Jaindl ceased to be beneficial owners of more than five percent of the Company's common stock.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
Pursuant to the Agreement, the Company purchased 592,534 shares of Company common stock from Fred Jaindl and 100,800 shares of Company common stock from Mark Jaindl. The per share purchase price was $0.685, for an aggregate purchase price of $475,000. Under the terms of the Agreement, the Jaindl's agreed never to purchase or hold shares of Company common stock or to participate in any proxy solicitation relating to the Company. The Agreement also contained a mutual release of all claims, lawsuits and causes of action of any kind, known or unknown. Finally, the Company agreed to pay the Jaindl's ten percent of the net amount (as that term is defined in the Agreement) of the proceeds of any sale or other disposition (including any recapitalization) by the Company of its interests in T1Xpert Corp., a wholly owned subsidiary of the Company, subject to certain conditions, including that Company shareholders have previously received a distribution of $2,525,000.

The Agreement is attached as an Exhibit to this Amended Schedule 13d.

Item 7. Material to Filed as Exhibits

The Agreement is attached as an exhibit to this Amended Schedule 13D.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


December 28, 2001

_________________________
Signature
Mark W. Jaindl


________________________________________
Signature
Frederick J. Jaindl




































Exhibit


SETTLEMENT AND GENERAL RELEASE AGREEMENT


THIS SETTLEMENT AND GENERAL RELEASE AGREEMENT ("the Agreement") is made by and between CONTINENTAL INFORMATION SYSTEMS CORPORATION, a New York corporation ("CIS"), and MARK W. JAINDL ("MJ") and
FREDERICK J. JAINDL ("FJ", and collectively with MJ, the "Jaindls") As of this 26th day of December, 2001.


WHEREAS, CIS is a publicly listed corporation with its shares traded on NASDAQ;

WHEREAS, MJ owns 100,800 shares of common stock of CIS constituting approximately 1.719% of the issued and outstanding common stock of CIS (the "MJ Shares");

WHEREAS, FJ is the father of MJ and owns 592,534 shares of common stock of CIS constituting approximately 10.1% of the issued and outstanding common stock of CIS (the "FJ Shares", and together with the MJ Shares, the "Jaindl Shares");

	WHEREAS, disagreements have arisen between CIS and the Jaindls concerning CIS, and after due consideration the Board of Directors of CIS has unanimously determined (without the participation of MJ) that it is in the best interests of CIS and its shareholders that such disputes be settled by execution and delivery of this Agreement which includes, among other things, provisions relating to the repurchase of the Jaindl Shares and delivery of mutual releases;

WHEREAS, each party hereby acknowledges and agrees that they are represented by counsel and have had the opportunity to review this Agreement with their respective counsel;

NOW THEREFORE, for good and valuable consideration, the parties hereby agree as follows:
(1)REPURCHASE OF THE JAINDL SHARES.
The Jaindls represent and warrant to
CIS that (i) the Jaindl Shares constitute all of the stock or other interests Of any kind in CIS owned directly or indirectly, of record or beneficially, by the Jaindls, any other member of their respective families or any entity in which the Jaindls have any interest (the "Jaindl Affiliates") and (ii) they have good and marketable title to all of the Jaindl Shares, free and clear of any lien, claim, option or encumbrance of any kind.


CIS agrees to repurchase all of the Jaindl Shares for an aggregate purchase price of $475,000, payable in cash by wire transfer to an account designated by the Jaindls upon execution and delivery of this Agreement and the documents referenced herein, including the mutual release attached hereto as Exhibit A by all parties (the date on which the payment to the Jaindls is received in their account is referred to as the "Effective Date"). On the Effective Date, the Jaindls shall deliver to CIS the Jaindl shares being repurchased by CIS by delivery to CIS of the stock certificates representing such shares, duly endorsed in blank by the Jaindls, or by electronic delivery of such shares to a broker designated by CIS.

Subject to the next succeeding paragraph of this paragraph 1, as further consideration for the
Jaindl Shares, CIS agrees to pay the Jaindls ten percent (10%) of the Net Amount (as hereinafter defined) received by CIS, if any, on account of any sale or other disposition of CIS' interest in T1Xpert Corp., a wholly owned indirect subsidiary of CIS ("T1Xpert") as and when such amount is received by CIS. The
"Net Amount" received by CIS shall mean the amount received by CIS in cash from any sale or other disposition of any of its interest in T1Xpert, whether by sale of the stock or a material amount of the assets of T1Xpert, merger, spin-off or other similar transaction ("Transaction"), net of all fees, commissions, taxes and other expenses incurred by CIS in connection with such sale or disposition. It is expressly understood and agreed by the Jaindls, however, that no representations or warranties of any kind have been made by CIS concerning T1Xpert, including but not limited to any representations or warranties concerning T1Xpert's business, operations or prospects.
Moreover, the Jaindls acknowledge
and agree that they understand that CIS may not receive any amount for its interest in T1Xpert, CIS may discontinue or liquidate T1Xpert without any proceeds being recovered thereafter and CIS has not agreed to provide any further financing to T1Xpert without which T1Xpert may be forced to discontinue operations. The Jaindls' rights with respect to proceeds for any sale or disposition of T1Xpert in accordance with this Paragraph 1 shall not include any voting or other rights with respect to T1Xpert or any sale or other disposition of the stock or assets thereof.
Through the date of the last CIS board of directors meeting, Management of CIS has kept the Board of Directors of CIS informed as to the status and terms of any negotiations relating to a potential Transaction.
CIS hereby represents that there is no
further material development regarding a potential Transaction since the date of the last CIS board of directors meeting attended by MJ.

		Notwithstanding the preceding paragraph, it is agreed that the Jaindls shall not receive any portion of the Net Amount received by CIS in connection with the sale or other disposition of its interest in T1Xpert unless and until CIS has paid $2,525,000 in cash (whether from the sale or other disposition of T1Xpert or otherwise) to the shareholders of CIS, other than the Jaindls, after the date hereof as a dividend or distribution at which time the Jaindls shall be entitled to receive the amounts owed to them with respect to any sale or disposition of T1Xpert in accordance with the preceding paragraph to the extent that CIS has funds legally available to pay such amount to the Jaindls after payment of all creditors of CIS and T1Xpert.CIS shall not obligate itself to pay more than $2,525,000 to the CIS shareholders before it pays 10% of the Net Amount to the Jaindls.
In the event CIS shall not have
sufficient funds to pay the Jaindls the amount owed with respect to T1Xpert (due to the failure to receive sufficient proceeds in a Transaction), the Jaindls shall have no further claim against CIS, T1Xpert or any of the CIS Releasees for any reason whatsoever relating to the Net
Amount.

2. CONFIDENTIAL INFORMATION. MJ has been furnished or has otherwise received access to CIS' Confidential Information, defined for purposes of this Agreement as information which relates to (i) CIS' or any of its subsidiaries' ( including but not limited to T1Xpert, CIS Corporation and CIS Air Corporation)(collectively, the "CIS Companies") past, present or future products, research, development, improvements, inventions, processes, techniques, designs or other technical data, lists of authorized dealers or distributors, customer information, customer lists, costs of provided services, price lists, asset valuations, or other compilations for marketing or development;
(ii) administrative, management, financial, sales, marketing or manufacturing activities of any of the CIS Companies or of a third party which provided proprietary information to the CIS Companies on a confidential basis.
"Customer information" shall include the name, title and position of contact personnel, needs, preferences, concerns, corporate personality and other information that is useful in obtaining and maintaining the customer's repeat business and good will.
All such information, including any materials, software or documents containing such information, is proprietary and confidential ("ConfidentialInformation").

3. PROTECTION OF CONFIDENTIAL INFORMATION. MJ agrees to preserve and protect the confidentiality of the Confidential Information and all physical forms thereof. In addition, MJ represents and warrants that he has not, and shall not,
(i) disclose or disseminate the Confidential
Information to any third party, including, without limitation, FJ, any officer, director or employee of any of the CIS Companies or any third party; (ii) copy, transmit
(electronically or otherwise), or remove
Confidential Information from CIS' premises; or (iii) use Confidential Information for his own benefit or the benefit of any third party.

4.	INDEMNIFICATION  CIS hereby acknowledges that MJ remains  entitled to indemnification pursuant to Article V of the CIS By-Laws as of the date hereof and the laws of the State of New York, which right to indemnification includes his right to receive an advancement of expenses as provided therein.

4. RESIGNATION. MJ has resigned from the Board of Directors of CIS and T1Xpert, and shall execute and deliver to CIS his resignation in the form of Exhibit B hereto as evidence thereof. MJ agrees that all stock options, warrants and other rights with respect to the shares of any of the CIS Companies, including the options to purchase 5,140 shares of common stock of CIS granted to him in connection with his position as a member of the Board of Directors of CIS, shall be deemed cancelled as of the date hereof and shall be of no further force or effect.

5. NO SUITS. The Jaindls represent and warrant that they have not commenced nor filed, and covenant and agree never to commence, file, aid, or in any way prosecute or cause to be commenced or prosecuted against CIS or any of the CIS Releasees
(as defined in the Mutual Release attached as Exhibit A hereto), any action, charge, complaint, or other proceeding, whether administrative, judicial, legislative, or otherwise, including, but not limited to, any action or proceeding for attorneys' fees, experts' fees, disbursements, or costs. Neither this paragraph nor the Mutual Release attached hereto as Exhibit A shall operate to prevent MJ from initiating any proceeding to enforce rights and obligations relating to this Agreement, or relating to MJ's rights to indemnification as a director of CIS.

6. NO ADMISSIONS. It is understood and agreed that neither the execution of this
Agreement, nor the terms of this Agreement, nor any payment made pursuant to this Agreement constitutes any admission of liability and the parties expressly deny any such liability. This Agreement constitutes an offer of valuable consideration to compromise a disputed claim. In the event this Agreement does not become effective and enforceable, it is understood and agreed that it will not be admissible into evidence, for any purpose whatsoever, in any administrative proceeding, trial or appeal, irrespective of the forum.

7. NO REPRESENTATIONS. The Jaindls expressly acknowledge, represent, and warrant that the terms and provisions of this Agreement herein stated are the only consideration for signing this Agreement; that no other promise or agreement of any kind has been made to or with any person or entity whatsoever to cause the signing of this Agreement; and that, except as provided herein, in executing this
Agreement, the Jaindls do not rely and have not relied upon any representation or statement made by CIS or any of the CIS Releasees or by any of their agents, representatives, or attorneys with regard to the subject matter, basis, or effect of this Agreement, or the business operations or prospects of CIS, T1Xpert, any of the other CIS Companies or otherwise.

8. INVALIDITY. In the event that any provision contained in this Agreement, as between these parties, shall be determined to be invalid, illegal or unenforceable in any respect for any reason, by a final order of a court of competent jurisdiction, the validity, legality and enforceability of any such provision in every other respect, and the remaining provisions of this Agreement, shall not be in any way impaired. Notwithstanding the foregoing, if any such provision determined to be invalid, illegal or unenforceable may be valid, legal or enforceable by modification thereof, then the court may make such modification as may be necessary to make such provision valid, legal or enforceable.

9. RELEASE. In further consideration of the covenants undertaken herein by the parties, and for other good and valuable consideration, receipt of which is hereby acknowledged, the parties will execute and deliver a Mutual Release in the form attached hereto as Exhibit A. This release is intended to include all possible legal theories, including but not limited to any claim for any intentional or unintentional tort, fraud or misrepresentation, breach of fiduciary duty, the violation of any express or implied contract or any public policy; the violation of any common law or any federal, state or local law;
or any claim for defamation; intentional infliction of emotional distress; injury to reputation; or claim for damages or compensation of any kind.

11.	REPRESENTATIONS AND COVENANTS.  The Jaindls, jointly and severally, represent, warrant, covenant and agree with CIS as follows: (a) that this Settlement and General Release
Agreement is contingent on the renunciation of any and all claims that the
 Jaindls had or may have to
ownership of shares in CIS or any of the other CIS Companies or any rights relating thereto; (b) that the
Jaindls and the Jaindl Affiliates from this day forward and forever shall cease from purchasing or holding
(directly or indirectly, in their own name or in any form of beneficial ownership) shares of CIS or any of its subsidiaries or affiliates; and (c) that Jaindls from this day forward and forever shall not disparage, denigrate or publicly make any misstatements of fact or otherwise unflattering or pejorative remarks or statements of any nature whatsoever about CIS, or any of CIS Companies, or any of their respective present, past or future directors, officers, shareholders, subsidiaries, affiliates employees or businesses in any way or through any means, whether verbal or in writing, whether in person, in writing, by wire or via electronic means or any other medium (including but not limited to the internet or chat room communications) and shall not aid, abet or facilitate any such remarks and shall not initiate or respond to any inquiries about CIS or any of the CIS Companies from the press or from any third parties and (d) that the Jaindls shall not aid, assist, encourage or participate in any way in any lawsuit or other action against CIS or any of the CIS Releasees or in any proxy solicitation or proxy contest relating to CIS or any of the CIS Companies. The Jaindls acknowledge that the payments being made hereunder are predicated upon their agreement and compliance with the foregoing, and without limitation of any other rights CIS may have, that such payments shall be disgorged and returned to CIS in the event of a breach of this paragraph

12.	NON-ASSIGNMENT OF CLAIMS.  Each of the parties hereby represents and warrants that it has not heretofore assigned or transferred to any person not a party to this Agreement any released matter or any part or portion thereof, and that it shall defend, indemnify, and hold the other parties harmless from any claim (including payment of reasonable attorneys' fees and costs actually incurred whether or not arbitration or litigation is commenced) based on or in connection with or arising out of any such assignment or transfer made, purported or claimed.

13. CONFIDENTIALITY. The parties shall maintain in confidence both the terms and conditions of this Agreement and shall not disclose the same unless (i) the other parties consent thereto in writing, (ii) any of the parties are otherwise required by law (including but not limited to securities laws), regulation, subpoena, or court order, (iii) as required by this Agreement, (iv) provided to such parties' attorneys, accountants or like professionals, or (v) in connection with the enforcement of this Agreement.
The Jaindls understand and agree that CIS will be filing a Form
8K with the Securities Exchange
Commission relating to this Agreement following execution of the Agreement, and CIS understands and agrees that the Jaindls will be filing an amended Schedule 13D relating to this Agreement following execution of this Agreement.

14.	INTEGRATED AGREEMENT.  This Agreement and the Mutual Release to be
executed by the parties constitute and contain the entire agreement between the parties, and supersede and replace all prior negotiations and all agreements proposed or otherwise, whether written or oral, concerning the subject matter hereof. This is an integrated document.

14. NOTICES. Any notice which Jaindls is required or may desire to give to CIS hereunder shall be delivered personally, by overnight courier or by telefax, charges prepaid, to:

Continental Information Systems Corporation
			 	Broadway Atrium
45 Broadway, Suite 1105
New York, NY 10006-3007
				Attn:  Michael Rosen
				Telefax:  212-771-1100

With Copies To:

Patrick P. Salisbury, Esq.
Salisbury & Ryan LLP
1325 Avenue of the Americas, Suite 704
New York, NY  10019
Telefax:  212-977-4668

				Kofi Appenteng, Esq.
				Thacher Proffitt & Wood
				11 West 42nd Street
				New York, NY 10036
				Telefax 212-789-3500

Any notice which CIS is required or may desire to give to the Jaindls hereunder shall be delivered personally, by overnight courier or by telefax charges prepaid, to:

Mark W. Jaindl
Frederick J. Jaindl
4029 W. Tilghman Street
Allentown, PA 18104
Telefax:  610-366-1900

With a Copy To:

John J. Gorman, Esq.
Luse Lehman Gorman Pomerenk & Schick
533 Wisconsin Avenue, N.W.
Suite 400
Washington D.C. 20015
Telefax:  202-362-2902

15. SEVERABILITY. If any provision of this Agreement or the application thereof is held invalid, such invalidation shall not affect other provisions or applications of this Agreement and to this end the provisions of this Agreement are declared to be severable.

16. DRAFTING. Each party has cooperated in the drafting and preparation of this agreement. Hence, in any construction or interpretation of this Agreement, the same shall not be construed against any party on the basis that the party was the drafter.

17. COPIES. This Agreement may be executed in counterparts, and each counterpart, when executed, shall have the effect of a signed original.
 Photographic and facsimile copies of such signed counterparts may be used in lieu of the originals for any purpose.

18. MODIFICATION. This Agreement cannot be modified except in writing signed by all parties.

20.	VOLUNTARY AND KNOWING AGREEMENT.  By their signatures below, CIS and the Jaindls certify that they have carefully read and fully considered the terms of this Agreement, that they have had an opportunity to discuss these terms with attorneys or advisors of their own choosing, that they agree to all of the terms of this Agreement, that they intend to be bound by them and to fulfill the promises set forth herein, and that they voluntarily and knowingly enter into this Agreement with full understanding of its binding legal consequences.

21.	APPLICABLE LAW.  The Agreement shall be governed by and construed in accordance with the laws of the State of New York to whose jurisdiction the parties hereby consent. In the event of any dispute or controversy arising out of or relating to this Agreement, it is agreed that
United States District Court for the Southern District of New York and the Supreme Court of the State of New York, New York County, shall have exclusive jurisdiction to decide such dispute and that service of process in any such action may be made by certified mail to the Jaindls or to CIS at the addresses identified in paragraph 15 above. In the event of any breach of this Agreement, the aggrieved party shall be entitled to all remedies available under law and equity. In any proceeding brought to enforce the terms
of this Agreement, in addition to such other relief as is appropriate, the prevailing party in such action
shall be entitled to recover its reasonable attorneys' fees and costs incurred in connection therewith.

22. NO THIRD PARTY BENEFICIARIES. This Agreement is not intended to benefit any third party other than the CIS Releasees who are not a party hereto.

IN WITNESS WHEREOF, the parties hereto, intending to be legally bound, have caused this Agreement to be executed as a sealed instrument as of the dates set forth below.


MARK W. JAINDL

_____________________________						__________________
Date

FREDERICK J. JAINDL

_____________________________						__________________
										Date

CONTINENTAL INFORMATION
SYSTEMS CORPORATION

By:  ________________________

Title: _______________________		__________________
Date






EXHIBIT A


MUTUAL RELEASE

This Mutual Release is entered into as of the _____ day of December, 2001 between Mark W.
Jaindl, Frederick J. Jaindl (collectively, the "Jaindls") and Continental Information Systems Corporation, a New York corporation ("CIS").

1. RELEASE OF CIS. For good and valuable consideration, receipt of which is hereby acknowledged, the Jaindls (the "JAINDL RELEASORS"), jointly and severally, hereby release, discharge, and covenant not to sue CIS, its direct and indirect parents, subsidiaries (including but not limited to CIS Corporation and T1Xpert Corp.), affiliates, or related companies, and each and all of their respective past, present or future employees, directors, officers, attorneys, representatives, receivers, insurers, agents, shareholders, members, partners, successors, and assigns (individually and collectively the "CIS RELEASEES"), from and with respect to any and all claims, demands, liens, agreements, contracts, covenants, actions, suits, causes of action, wages, obligations, debts, expenses, attorneys' fees, damages, judgments, orders, and liabilities of whatever kind or nature in law, equity, or otherwise, whether now known or unknown, suspected or unsuspected, and whether or not concealed or hidden, which any of the JAINDL RELEASORS now owns or holds or has at any time heretofore owned or held as against the CIS RELEASEES, or any of them. This release is intended to include all possible legal theories, including but not limited to any claim for any intentional or unintentional tort; fraud or misrepresentation; breach of fiduciary duty; the violation of any express or implied contract or any public policy; the violation of any common law or any federal, state or local law; or any claim for defamation;
intentional infliction of emotional distress; injury to reputation; or claim for damages or compensation of any kind.

2. RELEASE OF THE JAINDLS. For good and valuable consideration, receipt of which is hereby acknowledged, CIS on behalf of itself and its direct and indirect parents, subsidiaries (including, but not limited to, CIS Corporation and T1Xpert Corp.), affiliates, and related companies (the "CIS
RELEASORS") hereby releases, discharges, and covenants not to sue the Jaindls (the "JAINDL
RELEASEES"), from and with respect to any and all claims, demands, liens, agreements, contracts, covenants, actions, suits, causes of action, wages, obligations, debts, expenses, attorneys' fees, damages, judgments, orders, and liabilities of whatever kind or nature in law, equity, or otherwise, whether now known or unknown, suspected or unsuspected, and whether or not concealed or hidden, which any of the CIS RELEASORS now owns or holds or has at any time heretofore owned or held as against the JAINDL
RELEASEES or either of them. This release is intended to include all possible legal theories, including but not limited to any claim for any intentional or unintentional tort; fraud or misrepresentation; breach of fiduciary duty; the violation of any express or implied contract or any public policy; the violation of any common law or any federal, state or local law; or any claim for defamation; intentional infliction of emotional distress; injury to reputation; or claim for damages or compensation of any kind.

3.	APPLICABLE LAW.  The Agreement shall be governed by and construed in accordance with the laws of the State of New York to whose jurisdiction the parties hereby consent. In the event of any dispute or controversy arising out of or relating to this Agreement, it is agreed that
United States District Court for the Southern District of New York and the Supreme Court of the State of New York, New York County, shall have exclusive jurisdiction to decide such dispute and that service of process in any such action may be made by certified mail to the Jaindls or to CIS at the addresses identified in the Settlement and General Release Agreement between the parties. In the event of any breach of this Agreement, the aggrieved party shall be entitled to all remedies available under law and equity. In any proceeding brought to enforce the terms of this Agreement, in addition to such other relief
as is appropriate, the prevailing party in such action shall be entitled to recover its reasonable attorneys' fees and costs incurred in connection therewith.

3. NO THIRD PARTY BENEFICIARIES. This Agreement is not intended to benefit any third party other than the CIS Releasees who are not a party hereto.

5.	INTEGRATED AGREEMENT.  This Agreement is an exhibit to an Agreement between the parties dated the date hereof and is integrated therewith.

IN WITNESS WHEREOF, the parties hereto, intending to be legally bound, have caused this
Agreement to be executed as a sealed instrument as of the dates set forth below.


CONTINENTAL INFORMATION SYSTEMS CORPORATION

By:  ________________________

Title: _______________________	__________________
Date

MARK W. JAINDL

________________________					__________________
	Date

FREDERICK J. JAINDL

________________________					__________________
	Date





EXHIBIT B


RESIGNATION


	Mark W. Jaindl hereby resigns as a member of the Boards of Directors of Continental Information
Systems Corporation and T1Xpert Corp.



Dated:  December 19, 2001		______________________________
		Mark W. Jaindl

























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